SEANERGY MARITIME HOLDINGS CORP.
154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
Tel: +30 210 8913507

May 6, 2019

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Seanergy Maritime Holdings Corp.
Registration Statement on Form F-1 (File No. 333-221058)

Ladies and Gentlemen:

On May 3, 2019, the undersigned registrant requested acceleration of the effectiveness of the above captioned registration statement so that it would be made effective at 5:00 p.m. Eastern Time on May 6, 2019, or as soon thereafter as practicable.  The undersigned registrant hereby withdraws such request and requests that acceleration of the effectiveness of the above captioned registration statement be accelerated so that it will be made effective at 5:00 p.m. Eastern Standard Time on May 7, 2019, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 or Will Vogel at (212) 574-1607 of Seward & Kissel LLP, counsel to the undersigned registrant.

Yours truly,

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatios Tsantanis
Name:	Stamatios Tsantanis
Title:	Chief Executive Officer

May 6, 2019

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: J. Nolan McWilliams

Re:	Seanergy Maritime Holdings Corp. Registration Statement on Form F-1 Filed October 20, 2017, as amended File No. 333-221058

Ladies and Gentlemen:

On May 3, 2019, we, as the underwriters in the offering of common shares of Seanergy Maritime Holdings Corp., filed a letter with the Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) so that it may be declared effective on May 6, 2019, at 5:00 p.m., Eastern Time, or as soon thereafter as practicable. We hereby withdraw such request and request that the effective date for such Registration Statement be accelerated so that it will be declared effective at 5:00 p.m., Eastern Time, on May 7, 2019, or as soon thereafter as practicable, pursuant to Rule 461 under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we advise that, as of the date hereof, approximately 600 copies of the Preliminary Prospectus dated May 2, 2019 have been distributed by the underwriters to dealers, investors (institutional and retail) and certain other entities.

We confirm that the underwriters participating in the Offering have complied with, and will continue to comply with, the requirements of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

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[signature page follows]

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Head of Investment Banking, Executive Managing Director